

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2013

<u>Via E-mail</u>
Heath B. Clarke
Chairman and Chief Executive Officer
Local Corporation
7555 Irvine Center Drive
Irvine, CA 92618

> **Re:** **Local Corporation**
> **Registration Statement on Form S-3**
> **Filed May 6, 2013**
> **File No. 333-188383**

Dear Mr. Clarke:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Fee Table</u>

1. It appears the number of shares of common shares into which the notes and interest thereon may be converted may increase without an upper bound as a consequence of the "alternate" fluctuating conversion rate that is 80% of a weighted average market price at the time of conversion. Please revise your reference in footnote (1) to the overage of additional shares under Securities Act Rule 416 to reflect your understanding that you cannot rely on Rule 416 to register an indeterminate number of additional shares of common stock issuable as a result of decreasing conversion rates that are the result of fluctuating market prices. To the extent the number of shares to be issued upon exercise of the notes exceeds the number you register in the fee table, as a result of the decreases in the market-price dependent conversion rate, you must file a new registration statement to cover the additional shares issuable as a result of the market-price dependent changes in the conversion rate. Refer to Securities Act Rules Compliance and Disclosure Interpretations Question 213.02.

2.   You use a proposed maximum offering price of $1.63 based on average of recent sales prices for your common stock. Tell us the consideration you gave to incorporating the 20% discount from the VWAP price in determining the conversion rate and the number of shares issuable.

3.   From your disclosure in footnote (4), it appears that the 890,668 shares of common that you are registering could have been issued as a result of conversion, anti-dilution adjustments, or other obligations. Expand the footnote to describe briefly the specific transactions that led to the issuance of the 890,668 shares common stock that you are registering. Ensure that these events are described in materially complete terms in an appropriate portion of the prospectus.

Cover Page

4.   Revise the first paragraph to eliminate the reference to the adjustments due to anti-dilution provisions applicable to the notes and warrants, or tell us why this is key information that is appropriate for inclusion on the cover page. We would not object to a targeted and concise reference to the market-priced conversion rate features of the note on the cover page with a reference to the page number of the prospectus where you discuss those provisions and their impact on investors. Expand that paragraph to reference the page number of the prospectus where you describe the issuances of common stock "in satisfaction of other obligations under the Financing transactions documents" in materially complete detail.

Risk Factors, page 5

5.   Provide a risk factor that highlights the risks to potential investors that result from the conversion rate of the notes that fluctuates and provides a discount to a potentially decreasing market price. You should describe the adverse impact on future capital raising transactions and include a sensitivity analysis illustrating the impact of potential decreases in the price of your stock to 75%, 50%, and 25% of its current price, subject to any limitations. Also describe the risk from the alternate conversion price in case of default. Finally, consider whether more prominent, condensed disclosure of these provisions in the summary is appropriate.

Selling Securityholders, page 25

6.   Please expand this or another appropriate section to provide a materially complete description of each class of securities that would be converted or exercised to provide the shares of common that you are registering for resale. For example and without limitation, you should include a materially complete description of:
  •   conversion and exercise rates, including the circumstances in which they require adjustment;

- redemption or call provisions;
- interest accrual, payment terms and maturity dates;
- nature and scope of any security interest; and
- interest payments subject to market price adjustments described in Section 1 of exhibit 4.2.

Also, ensure that each transaction in which any of the notes, warrants or other securities that will be the sources of shares offered by means of the prospectus that were issued to the selling shareholders, are described in materially complete terms in the prospectus. Although we note that some of the terms are discussed, such as on page 26, all other material contractual arrangements with the selling shareholders should be similarly discussed.

7. We note the description of warrants in your Forms 10-Q filed May 10, 2013 and 8-K filed May 9, 2013. Tell us whether you are not registering any of the shares of common underlying those warrants in this registration statement and if so, provide a materially complete discussion of the terms of the warrants, including a description of the repricing and exchange offer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the

Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein at (202) 551-3286 or in his absence, the undersigned at (202) 551-3462 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief—Legal

cc: Via E-Mail
        Scott D. Olson, Esq.